

January 5, 2012

<u>Via E-mail</u>
Mr. Robert Schaffhauser
Executive Vice President of Finance
Colony Resorts LVH Acquisitions, LLC
3000 Paradise Road
Las Vegas, NV 89109

      RE: **Colony Resorts LVH Acquisitions, LLC**
               Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the period ended June 30, 2011
               Filed March 25, 2011 and August 9, 2011
               File No. 0-50635

Dear Mr. Schaffhauser:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jonathan Wiggins

               Jonathan Wiggins
               Staff Accountant